FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 26, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for June 26, 2007 and incorporated by reference herein is the Registrant’s immediate report dated June 26, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Oranit Berko —————————————— Oranit Berko Corporate Controller

Dated: June 26, 2007

BluePhoenix Successfully Migrates Billing System as Part of
Multi-million Dollar Modernization Project for Israel Local Authorities

System Goes Live; Migration from ADABAS/Natural to Java/J2EE Will
Improve Profitability, Productivity, Efficiency and Reduce TCO by 40%

HERZLIYA, Israel – June 26, 2007 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced that Israel Local Authorities Data Processing Center (LADPC) has gone live with a successfully migrated billing system, part of a multi-million dollar modernization project involving billing, finance, human resource and payroll applications.

The $2.25-million modernization project is a component of LADPC’s $6.7-million service bureau upgrade undertaken at its service bureau and its municipalities. The LADPC provides IT services to more than 250 of Israel’s municipal authorities, serving more than 5,000 users.

The modernization of LADPC’s legacy billing system to open systems will increase profitability and provide significant cost savings by enabling LADPC to run the application solely on a UNIX server instead of bearing the higher costs associated with mainframe maintenance and licensing fees. LADPC estimates that total cost of ownership will decrease by 40% and the project’s payback period will be less than two years. In addition, LADPC will employ Oracle RDBMS and JAVA instead of the costly and less flexible ADABAS/Natural. LADPC also expects to realize substantial savings on manpower training associated with its legacy billing system.

The modernized billing application will improve the services LADPC offers to its clients, provide a Web-based graphical user interface to increase usability, and enable it to offer new services, such as sophisticated reporting capabilities.

According to Gilad Rabinovich, CEO of LADPC, “We were extremely pleased at both the short duration and smooth transition of the migration project and anticipate a rapid return on our investment. We were fortunate to work with BluePhoenix, which offers the only fully automated conversion solution to migrate our legacy environment to Java/J2EE.”

The project was performed using BluePhoenix™ IT Discovery, BluePhoenix™DBMSMigrator for ADABAS/Natural and BluePhoenix™PlatformMigrator tools.

“We’re excited about this significant milestone,” said Arik Kilman, CEO for BluePhoenix. “The LADPC project highlights our ability to rapidly modernize a wide range of legacy systems to newer platforms, databases and languages. We look forward to working with LADPC to achieve a successful completion of the remaining portions of this project.”

About LADPC
Israel Local Authorities Data Processing Center was established in 1968 by the Ministry of Interior and the Union of Local Authorities. It operates as a public company, with the local authorities owning 60% and the Government of Israel owning 40% of the founding shares. Offering the most comprehensive, integrative computer networking system in Israel, the company is dedicated to improving the efficiency and productivity of the country’s local authorities. The LADPC serves over 5,000 users connected by over a 150 nodes’ network. It provides real time service information from four central offices – located in Tel Aviv, Jerusalem, Beersheba and Haifa. LADPC provides all 263 of Israel’s municipal authorities with a range of services including: HR and Salary services, Finance services, Billing services as well as tools for population management, online access to Government Ministries and banks, and joint operations with municipal staff.

About BluePhoenix Solutions (www.bphx.com)
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value driven modernization solutions for legacy information systems. BluePhoenix’s offering includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting and renewal. Leveraging over twenty years of best practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix’s solutions serves companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Danish Commerce and Companies Agency, Europe Assistance, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, SDC Udvikling and TEMENOS. BluePhoenix has 13 offices in the U.S., UK, Denmark, Germany, Italy, Romania, Russia, Cyprus and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
David Leichner
BluePhoenix Solutions
+972-9-952-6105
dleichner@bphx.com

Investor Relations
Paul Holm
H.L. Lanzet
+1 212-888-4570
paulmholm@gmail.com